UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CUREVAC N.V.
(Name of Issuer)

Common Shares € 0.12 par value
(Title of Class of Securities)

N2451R105
(CUSIP Number)

Scott Sonnenblick
Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
+1 212 903 9292
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N2451R105	13D	Page	2	of	4	Pages

1	NAMES OF REPORTING PERSONS
KfW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,871,441*

	8	SHARED VOTING POWER
115,601,965**

	9	SOLE DISPOSITIVE POWER
29,871,441*

	10	SHARED DISPOSITIVE POWER
115,601,965**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,601,965**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.9%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW with the Securities and Exchange Commission (the “SEC”) on August 24, 2020 (the “Schedule 13D”).

** Based on the 29,871,441 common shares of CureVac N.V. (the “Issuer”) held by KfW and 85,730,524 common shares of CureVac N.V. beneficially owned by Dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) and Dietmar Hopp (“Hopp”), pursuant to the Shareholders’ Agreement dated as of June 16, 2020 and by and among KfW, dievini and Hopp (the “Shareholders’ Agreement”) and as set forth in the Statement of Beneficial Ownership on Schedule 13D/A (No. 005-91630)  filed by dievini, DH-LT-Investments GmbH, DH-Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach, Prof. Dr. Christof Hettich, Dr. Mathias Hothum with the SEC on October 15, 2021.

*** Based on 186,829,171 common shares of CureVac N.V. outstanding as set forth in the registration statement on Form F-3 of CureVac N.V. (No. 333-259613) filed with the SEC on September 17, 2021.

CUSIP No.	N2451R105	13D	Page	3	of	4	Pages

The Schedule 13D was amended and supplemented on January 29, 2021 to account for the offer of 5,000,000 Shares (the “Amendment No. 1”).

This Amendment No. 2 to the Schedule 13D (the “Amendment No. 2”) amends and supplements the Schedule 13D (as amended by the Amendment No. 1) to account for the internal reorganization of the manner in which the common shares of the Issuer are beneficially owned by dievini and its affiliates and the transfer by dievini of 1,413,193 common shares of the Issuer to the Issuer.. Except as amended and supplemented by the Amendment No. 1 and this Amendment No. 2, the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

(a)
After the consummation of the offering as of January 28, 2021, the Reporting Person has sole voting and dispositive power over 29,871,441 common shares of the Issuer, representing 16.0% of the outstanding common shares of the Issuer.

(b)
Pursuant to the Shareholders’ Agreement, as disclosed by Item 6 of the Schedule 13D (as amended by the Amendment No. 1 and this Amendment No. 2), the Reporting Person has shared voting and dispositive power with dievini and Hopp over 115,601,965 common shares of the Issuer, representing 61.9% of the outstanding common shares of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5
Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630)  filed by KfW on August 24, 2020.)

CUSIP No.	N2451R105	13D	Page	4	of	4	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021

KfW

	By:	/s/ Reichhelm
Name: Nils Reichhelm
Title: Abteilungsdirektor

	By:	/s/ Pradkhan
Name: Elina Pradkhan
Title: Senior Manager

ANNEX A

The following sets forth the name, position, principal occupation and citizenship of each member of the executive board of KfW as set forth on the website of KfW as of October 17, 2021.

EXECUTIVE BOARD

Name	Principal Occupation or Employment	Business Address	Citizenship
Dr Günther Bräunig	Co-Chief Executive Officer of KfW	(1)	Germany
Stefan Wintels	Co-Chief Executive Officer of KfW	(1)	Germany
Dr Ingrid Hengster	Member of the Executive Board of KfW	(1)	Austria
Christiane Laibach	Member of the Executive Board of KfW	(1)	Germany
Melanie Kehr	CIO of KfW	(1)	Germany
Bernd Loewen	CFO of KfW	(1)	Germany
Dr Stefan Peiß	CRO of KfW	(1)	Germany

(1)	Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany

Exhibit Index

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5
Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)